Extended Stay America, Inc.

ESH Hospitality, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

August 4, 2014

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Registration Statement No. 333-196647

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”), hereby request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on August 6, 2014, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EXTENDED STAY AMERICA, INC.

By:	/s/ James L. Donald
Name: James L. Donald
Title: Chief Executive Officer

ESH HOSPITALITY, INC.

By:	/s/ James L. Donald
Name: James L. Donald
Title: Chief Executive Officer